PACO DEVELOPMENT, L.L.C._____________________________________________________________
P. O. Box 34729 ~ North Kansas City, MO 64116 ~ (816) 877-0892

May 9, 2006

TO: Tendering Limited Partners in Boston Financial Qualified Housing Tax Credits L.P. II

We are writing regarding the Offer to Purchase and related Agreement of Transfer and Letter of Transmittal dated March 10, 2006 (the "Offer"), which was made by Paco Development, L.L.C. (“us”, “we” or "Purchaser"), and expired at 5:00 p.m. on April 17, 2006. The Purchaser offered to purchase Units of limited partnership interest (the "Units") in Boston Financial Qualified Housing Tax Credits L.P. II (the "Partnership"), and our records indicate that you tendered some or all of your Units in response to the Offer.

Partnership Distribution

As previously reported to you, according to the Form 8-K filed by the Partnership on March 24, 2006, the Partnership is making (and may have already made) a distribution to all of its limited partners of $5,820,000, or $97.00 per unit (the "Distribution").

Effect on Your Tendered Units

As set forth in the section of the Offer to Purchase entitled "ACCEPTANCE FOR PAYMENT AND PAYMENT OF PURCHASE PRICE", if the Distribution is paid to directly to you, the Purchaser will deduct the Distribution from your proceeds. Because the Offer price is less than the amount of the Distribution, however, you will not receive any net proceeds from the Purchaser with respect to the Offer. For example, if you tendered 500 Units, you would have been entitled to receive $65 per Unit tendered ($32,500), LESS the maximum transfer fee of $250, which would yield net proceeds of $32,250, LESS the Distribution of $97 per Unit ($48,500), which would yield total net proceeds of the negative amount of $16,250. The Purchaser will not seek payment from tendering Unit holders of the difference between the Distribution and the Offer price or the transfer fee.

Extended Right of Withdrawal

The Offer expired at 5:00 p.m., Kansas City time, on April 17, 2006. Because of the Distribution, however, the Purchaser will accept written notice of withdrawal, submitted in accordance with the Offer to Purchase, at any time before 5:00 p.m. Kansas City time on May 24, 2006, from Unit holders that have already tendered their Units.

Very truly yours,

Paco Development, L.L.C.